[redacted]

11017882

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 3 1 2011
Washington, DC
110

SEC FILE NUMBER
8- 67134

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 3/31/2011 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tobin & Company Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 South College Street, Suite 1610
(No. and Street)

Charlotte	NC	28244
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Justine Tobin — 704-334-2772 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

6525 Morrison Blvd., Suite 500	Charlotte	NC	28211
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/10/11

OATH OR AFFIRMATION

I, Justine E. Tobin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tobin & Company Securities LLC, as of March 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

Signature

Executive Representative

Title

Theresa C. Landes

Notary Public

Theresa C. Landes
Notary Public
Mecklenburg County, NC
My Commission Expires 1-16-2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Independent Auditors' Report

To the Member of
Tobin & Company Securities, LLC
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of Tobin & Company Securities LLC, (the "Company") , a wholly-owned subsidiary of Tobin & Company Investment Banking Group LLC, as of March 31, 2011 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tobin & Company Securities LLC as of March 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes Goodman LLP

Charlotte, North Carolina
May 18, 2011

6525 Morrison Boulevard, Suite 500, Charlotte, NC 28211 | T 704.367.7020 | F 704.367.7760 | dhgllp.com

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

TOBIN & COMPANY SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2011
(CONFIDENTIAL TREATMENT REQUESTED)

ASSETS		
CASH	$	16,869
TOTAL CURRENT ASSETS		16,869
PREPAID EXPENSE		10,000
TOTAL ASSETS	$	26,869
LIABILITIES AND MEMBER'S EQUITY		
MEMBER'S EQUITY	$	26,869
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	26,869

See notes to financial statements.

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations – Tobin & Company Securities LLC (the "Company,") a wholly-owned subsidiary of Tobin & Company Investment Banking Group LLC (the "Parent,") is a limited liability company that operates as a registered broker-dealer. As a registered broker-dealer, the Company primarily represents clients in capital-raise related activities composed primarily of private placement transactions structured as the sale of corporate stock or other securities. The Company also represents clients in merger and acquisition related activities composed of sell-side and buy-side transactions structured as the sale or purchase of corporate stock or other securities. The Company does not maintain custody of client funds or engage in firm trading, brokerage activities or securities underwriting. The Company is registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Use of Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates.

Cash - The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits. However, the Company maintained no cash deposits that exceeded federally insured limits as of March 31, 2011.

Fees Receivable - The Company may extend credit to its clients under its service agreements. By their nature, receivables involve risk, including the credit risk of nonpayment by the client. Receivables are considered past due based on contractual and invoice terms. Accounts deemed uncollectible are charged directly to bad debt expense.

Income Taxes – The Company is a limited liability company that is taxed as a partnership for federal and state income tax purposes. The Company's single member is also a limited liability company that is taxed as a partnership for federal and state income tax purposes. As a result, income of the Company is considered income of the member and no income tax provision is recorded by the Company.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") *Accounting Standards Codification* ("ASC") 740, *Income Taxes.* Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company has assessed the impact of FASB ASC 740 and has determined that no material liability is required to be recorded. Fiscal years ending on or after 2007 remain subject to examination by federal and state authorities.

Subsequent Events – The Company evaluated the effect subsequent events would have on the statement of financial condition through May 18, 2011, which is the date the statement of financial condition was available to be issued.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of March 31, 2011, the Company had net capital, as defined, of $16,844, which was $11,844 in excess of its required net capital of $5,000.

TOBIN & COMPANY SECURITIES LLC
(an affiliate of Tobin & Company Investment Banking Group LLC)

Statement of Financial Condition
as of March 31, 2011 and
Independent Auditors' Report

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

TOBIN & COMPANY SECURITIES LLC
(an affiliate of Tobin & Company Investment Banking Group LLC)

Statement of Financial Condition
as of March 31, 2011 and
Independent Auditors' Report